SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Four Times Square
New York 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000

June 2, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aircastle Limited Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Aircastle Limited, a Bermuda exempted company (the ‘‘Company’’), and pursuant to the Securities Act of 1933, as amended (the ‘‘Securities Act’’), and the rules and regulations promulgated thereunder, we hereby submit for filing, via direct electronic transmission, the above-referenced Registration Statement (the ‘‘Registration Statement’’), relating to the proposed public offering of common shares, par value $0.01, of the Company.

Pursuant to Rule 13(c) under Regulation S-T and Rule 3a of the Rules Relating to Informal and Other Procedures, payment of the $18,725.00 filing fee for the Registration Statement was made by the Company by wire transfer on June 1, 2006 to the Securities and Exchange Commission's account at Mellon Bank in Pittsburgh, Pennsylvania.

Please call the undersigned at (212) 735-3050 if you have any questions concerning the enclosed material or desire further information or clarification in connection therewith.

Yours truly, /s/ Joseph A. Coco Joseph A. Coco

Enclosure